

October 21, 2014

Via E-mail
Mr. Paul W. Fehlman
Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **Re:** **AZZ incorporated**
> **Form 10-K for the Year Ended February 28, 2014**
> **Filed April 28, 2014**
> **File No. 1-12777**

Dear Mr. Fehlman:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director